UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

JX Luxventure Limited

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

Y46002203

(CUSIP Number)

Sun Lei

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

Tel. (86) 595 8889 6198

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 28, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Sun Lei
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization Peoples Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 7,310,000(1)
	8.	Shared Voting Power n/a
	9.	Sole Dispositive Power 7,310,000(1)
	10.	Shared Dispositive Power n/a

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,310,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.1%(2)
14.	Type of Reporting Person IN

(1)

Consists of: (a) 4,280,000 shares of common stock, including 1,520,000 shares of common stock purchased by the Reporting Person on March 28, 2023 (b) 750,000 shares of common stock issuable upon conversion of 150,000 shares of Series C Convertible Preferred Stock; (c) 1,240,000 shares of common stock issuable upon conversion of 1,240,000 shares of Series A Preferred Stock purchased on March 28, 2023; and (d) 1,040,000 shares of common stock issuable upon conversion of 80,000 shares of Series D Preferred Stock purchased on March 28, 2023.

(2)	The percentage is based on 60,633,336 shares of Common Stock outstanding as of March 28, 2023 as provided by the Issuer.

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the shares of common stock, $0.0001 par value (the “Common Stock”), of JX Luxventure Limited, a corporation organized under the laws of the Republic of Marshall Islands (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons on October 21, 2021 and the Amendment No. 1 filed by the Reporting Person on June 6, 2022 (collectively, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended as follows:

On March 28, 2023, the Reporting Person acquired the shares of the Issuer as follows:

(a)	1,520,000 shares of Common Stock were acquired in private negotiated transactions from three sellers for the total purchase price of $1,780,000;

(b)

1,240,000 shares of Series A Convertible Preferred Stock were acquired in a private negotiated transaction for the total purchase price of $1,240,000; these shares are convertible into 1,240,000 shares of Common Stock at any time; and

(c)	80,000 shares of Series D Convertible Preferred Stock were acquired in a private negotiated transaction for the total purchase price of $2,080,000; these shares are convertible into 1,040,000 shares of Common Stock at any time.

For all shares acquired for cash, the source of the funds was the Reporting Person’s personal funds.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) - (c) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in the cover page of this Amendment No. 2 is hereby incorporated by reference into this Item 5.

The percentage of beneficial ownership of the Reporting Person in this Amendment No. 2 is based on 60,633,336 shares of Common Stock outstanding as of March 28, 2023 as provided by the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2023

Date

/s/ Sun Lei
Sun Lei

5